JAMES BYRD & ASSOCIATES, PA

301 E. PINE ST., STE. 850

ORLANDO, FL. 32801

(407) 567-7792

December 12, 2016

Mr. Christopher Dunham, Staff Attorney

Mr. Dietrich A. King, Assistant Director of Financial Services

Securities and Exchange Commission

Via email and Edgar filing: dunhamc@sec.gov

Re: Legion Capital Corporation Form 1-A filing

File# 024-10638

Dear Messrs. Dunham and Dietrich,

This firm represents Legion Capital Corporation in the referenced matter, and we are in receipt of your comment letter dated December 8, 2016, and we hereby respond to the same as follows:

1.	We have amended the Form 1-A to include this disclosure.

2.	We have filed all exhibits with our amended filing, including the auditors consent.

3.	We have had the filing signed by all required parties including a majority of our Board of Directors.

4.	Legion Capital Corporation is not an Investment Company as that term is defined in the Investment Company Act of 1940 (“Act”). An investment Company is defined under the Act as:

SEC. 3. (a)(1) When used in this title, ‘‘investment company’’ means any issuer which— (A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

Legion Capital is primarily engaged in consulting, education, mentoring and advising small business as to business growth and operations. We do not hold ourselves out as primarily engaged in investing, reinvesting or trading in securities. Our principal activities are advisory services, education, mentoring and coaching.

At the time of our original filing, we did have a subsidiary that was a Registered Investment Advisor, and we also had subsidiaries that managed venture funds. However, those subsidiaries have all been sold or distributed, and Legion Capital Corporation is now only an operating company.

We determined, based on your original comment letter, that it was in the best interest of our shareholders to remain an operating company rather than be a fund manager, as those particular business activities did not drive core value toward our goal of being a public company, therefore we spun out or sold those entities, and have simplified our business model as an operating company exclusively.

5.	Legion Capital, or its subsidiaries, do not have any membership interest in any of the venture funds. As previously stated, the Company no longer manages any venture funds.

6.	Legion Capital is not a fund of funds because Legion has never invested in any funds, and at this point does not invest in securities of any kind. We are solely an operating company.

7.	Rule 140 of the 1933 Act, provides in pertinent part: A person, the chief part of whose business consists of the purchase of the securities of one issuer… As previously stated, Legion Capital is not primarily engaged in investing activity, and its current and sole business plan and model is to be an operating company.

8.	The $50,000 loan was a very short term temporary loan for the purpose of getting the fund established, and was paid back in a matter of a few weeks. It is not a part of our ongoing plan to make loans from Legion Capital to any of the funds, and this was an isolated transaction.

9.	We have amended our filing to reflect that we are pricing the offering at this point at a price of $1.25 per share.

10.	We have revised our document to include additional disclosures as well as updated audited financial statements showing results through December 31, 2016.

11.	We have amended our offering document to provide the required disclosures.

12.	We have made the required additions to the disclosures in this section of the document.

13.	We have revised the disclosure accordingly.

14.	Our auditor has revised this footnote accordingly.

Sincerely,

James S. Byrd, Jr., Esquire

JSB/ab